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Exhibit 5.1
May 19, 2021

National Storage Affiliates Trust
8400 East Prentice Avenue, 9th Floor
Greenwood Village, Colorado 80111

Ladies and Gentlemen:

We have acted as counsel to National Storage Affiliates Trust, a Maryland real estate investment trust (the “Company”), in connection with the registration statement on Form S-3 (File No. 333-253663) (the “Registration Statement”) under the Securities Act of 1933, as amended (the "Securities Act"). We are furnishing this letter to you in connection with the offer and sale by the Company from time to time of the Company's common shares of beneficial interest, par value $0.01 per share, and 6.000% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, $0.01 par value per share, having an aggregate offering price of up to $400,000,000 (collectively, the "Shares"), which are to be sold by the Company in accordance with the terms of the Sales Agreement, dated February 27, 2019, as amended on May 19, 2021 (as amended, the "Sales Agreement"), by and among the Company, NSA OP, LP, a Delaware limited partnership (the "Operating Partnership"), and each of (i) Jefferies LLC, Robert W. Baird & Co. Incorporated, BMO Capital Markets Corp., BTIG, LLC, Citigroup Global Markets Inc., KeyBanc Capital Markets Inc., Morgan Stanley & Co. LLC, Truist Securities, Inc. (formerly known as SunTrust Robinson Humphrey, Inc.), and Wells Fargo Securities, LLC as sales agent, forward seller and/or principal (collectively, the “Agents”), and (ii) Jefferies LLC, Bank of Montreal, Citibank, N.A., KeyBanc Capital Markets Inc., Morgan Stanley & Co. LLC, Truist Bank, and Wells Fargo Bank, National Association as forward purchasers (collectively, the “Forward Purchasers”), including the possible entrance by the Company into one or more share purchase transactions with any of the Forward Purchasers as set forth in one or more separate letter agreements, each in substantially the form attached as Exhibit G to the Sales Agreement (each, a “Forward Confirmation”).

In rendering the opinion expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents, certificates and other instruments as in our judgment are necessary or appropriate. As to factual matters relevant to the opinion set forth below, we have, with your permission, relied upon certificates of officers of the Company and public officials.

Based on the foregoing, and such other examination of law and fact as we have deemed necessary, we are of the opinion that following the (i) issuance of the Shares pursuant to the terms of the Sales Agreement, any Forward Confirmation or any related Terms Agreement (as defined in the Sales Agreement) and (ii) receipt by the Company of the consideration for the Shares specified in the resolutions of the board of trustees of the Company, the Shares will be legally issued, fully paid, and nonassessable.

This foregoing opinion is based as to matters of law solely on the applicable provisions of the Maryland REIT Law, as amended, currently in effect. We express no opinion herein as to any other laws, statutes, ordinances, rules, or regulations.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission (the “SEC”) as an exhibit to a Current Report on Form 8-K that shall be incorporated by reference into the Registration Statement and to the reference to us under the caption "Legal Matters" in the prospectus supplement which is part of the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC thereunder.

Very truly yours,
/s/ Clifford Chance US LLP